Exhibit 99.1

Pembina Announces Long-Term Agreements for Storage and Additional Infrastructure Expansions to Support Further Development at Redwater

Pembina to invest $65 million at its Redwater site to build a new hydrocarbon storage cavern and to advance potential third fractionator

CALGARY, July 31, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has entered into long-term cost-of-service agreements with NOVA Chemicals Corporation ("NOVA") for the use of an underground storage cavern currently in development at Pembina's Redwater fractionation and storage site ("Redwater"), along with associated infrastructure. In addition, Pembina plans to spend approximately $25 million to upsize certain facilities associated with its second fractionator ("RFS II") to accommodate the future development of a third fractionator ("RFS III") at Redwater.

Long-term Storage Agreements

"We are excited to continue our relationship with NOVA by providing them with additional storage solutions," said Bob Lock, Pembina's Vice President, NGL Midstream. "These arrangements represent another example of the Company's ability to leverage our land and infrastructure at Redwater and grow the contracted, fee-for-service component of our business."

The cavern will provide approximately 500,000 barrels of storage, with an expected on-stream date in mid-to-late 2015. Pembina expects the total capital cost of the cavern and associated infrastructure to be approximately $40 million.

Pembina's cavern development program at Redwater is a key part of the Company's growth strategy in the greater Fort Saskatchewan, Alberta area.

Development at Redwater

As fractionation capacity in the Western Canadian Sedimentary Basin ("WCSB") is forecasted to remain tight in the coming years, Pembina is continuing to develop its Redwater site with both the construction of RFS II and today's announcement around the expansion of certain associated facilities to accommodate the future development of RFS III. The pre-development work for RFS III is estimated to cost approximately $25 million.

"Currently, RFS III is in the preliminary engineering phase and we have not yet entered into commercial agreements," said Mr. Lock. "However, with the high level of activity in the WCSB, we are confident there is strong market demand to support a third fractionator at our site. With this in mind, we are taking the opportunity while constructing RFS II to cost-effectively expand site infrastructure to accommodate further expansion. RFS III would provide our customers with timely fractionation capacity along with efficient storage and market access through our well-established facilities at Redwater."

Pembina's existing ethane-plus fractionator at Redwater, RFS I, has an operating capacity of 73,000 barrels per day ("bpd"). With the addition of RFS II, which is expected to come into service in the fourth quarter of 2015, the Company's ethane-plus fractionation capacity will double to 146,000 bpd. Should RFS III proceed, the facility would further leverage engineering and design work completed for RFS I and RFS II.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "forecasts", "plans", "indicates", "potential", "will", "estimate", "expand", "would", "possible" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's business objectives; the planned capacity of the underground storage cavern and RFS II; the anticipated capital cost of the underground storage cavern; the expected in-service date of the underground storage cavern and RFS II; the expected cost of the pre-development work for RFS III; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for fractionation and storage services; and expectations regarding supply and demand factors and pricing for oil and natural gas. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for fractionation and storage services; future levels of oil and natural gas development; potential revenue and cash flow enhancement; future cash flows; and the ability of the parties to agree on binding commercial arrangements for RFS III.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Corporate Development & Investor Relations
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 691-7654
e-mail:  sdavis@pembina.com

CO: Pembina Pipeline Corporation

CNW 09:00e 31-JUL-13